14040514

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2013** AND ENDING **December 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Gar Wood Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2201
(No. and Street)

Chicago (City) | Illinois (State) | 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Jersey | (312) 566-0741 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska
(Name - *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250 (Address) | Chicago (City) | Illinois (State) | 60604 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

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4/18/14
KH 3/27

OATH OR AFFIRMATION

I, Dennis R. Gerecke, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Gar Wood Securities, LLC** as of **December 31, 2013,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

EVP, Chief Operations Officer

Title

Notary Public

"OFFICIAL SEAL"
Alan R Juraska
Notary Public, State of Illinois
My Commission Expires 8/20/2016

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gar Wood Securities, LLC

Financial Report
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act..

Contents

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT

To the Members of
Gar Wood Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Gar Wood Securities, LLC, (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

R&J

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gar Wood Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Ryan & Juraska

Chicago, Illinois
February 21, 2014

Gar Wood Securities, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	63,589
Due from brokers	$	997,794
Commissions receivable	$	3,441,541
Receivables from affiliates	$	173
Securities owned, at fair value	$	4,575
Furniture, equipment, software, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $121,158)	$	5,925
Other assets	$	15,926
Total assets	$	4,529,523
Liabilities and Members' Capital		
Commissions payable	$	3,149,259
IC Deposits	$	10,000
Floor brokerage, exchange, and clearing fees payable	$	106,667
Accounts payable and accrued expenses	$	221,228
	$	3,487,154
Members' Capital	$	1,042,369
Total liabilities and members' capital	$	4,529,523

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Gar Wood Securities, LLC (Gar Wood or the Company) is a Delaware limited liability company established on February 20, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Gar Wood was admitted as a member of the Financial Industry Regulatory Authority (FINRA) in February 2006. Gar Wood is also registered with the National Futures Association (NFA) as an introducing broker. Gar Wood holds an equity trading permit with the NYSE Arca Equities. Gar Wood provides trade clearance, settlement and custody of securities on all major trading exchanges primarily to institutional clients. Gar Wood specializes in serving registered brokers on an independent contractor basis, and focuses on providing a boutique prime brokerage service to clients including start-up and emerging hedge funds and CTA managers and professional traders. Gar Wood is headquartered in Chicago, Illinois.

Gar Wood operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Gar Wood clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives referral fees for business introduced and transacted with other brokers. The referral fees earned are based upon contractual arrangements and are recorded on the accrual basis.

Interest income and expense is recognized under the accrual basis.

Advisory fees earned from providing financial advisory services are recognized as the services are performed, as defined under the terms of each engagement.

Receivables and allowance for doubtful accounts: Commissions receivable are stated at the amount management expects to collect from securities transactions. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors could have a material effect on the results of operations in the period in which such changes or events occur.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Securities owned: Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement*. Securities transactions and related revenue and expenses are recorded on a trade-date basis. The resulting change in unrealized appreciation and depreciation on securities owned are reflected in the statement of operations.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment and software are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset, ranging from 3 to 7 years. Leasehold improvements are recorded at cost and are amortized using a straight-line method over the lesser of the economic useful life of the improvement or the term of the lease. Repairs and maintenance are expensed as incurred.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Note 2. Fair Value Measurement and Disclosures

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

Note 2. Fair Value Measurement and Disclosures (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Securities owned include in-the-money warrants that are valued by taking the last reported sales price of the underlying equity securities on the day of valuation and multiplying by a discount rate that takes into consideration the restricted nature of the securities that the warrants are exercisable into. The discount rates are significant unobservable inputs that are determined by the Company.

The following table presents the Company's fair value hierarchy for those level 3 assets measured at fair value using significant unobservable inputs determined by the Company on a recurring basis as of December 31, 2013:

	Warrants on Common Stock
Balance, beginning of year	$ 2,018
Change in unrealized depreciation on securities owned	$ -
Restricted Stock	$ 2,557
Balance, end of year	$ 4,575

Note 3. Derivative Instruments

The Company's derivative activities are limited to holding warrants received in exchange for future services. During the year, the warrants were deemed worthless and a loss of $ 0.00 was recognized on the statement of operations.

Note 4. Due from Brokers

Amounts due from brokers at December 31, 2013 consist of cash deposits of $285,010 and commissions receivable of $712,784.

Note 5. Related-Party Transactions

Receivable from affiliates

At December 31, 2013, receivable from affiliates represents amounts paid by the Company and charged back to contractors in relation to their customer relations activities. The amounts billed include expenses incurred to be borne by the contractors in the normal course of business and defined in their employment agreement. The related allowance for doubtful accounts is based on specifically identified amounts the Company believes is uncollectible.

Note 6. Commitments and Contingent Liabilities

The Company leases office space under a month-to-month operating lease arrangement. Rent expense for the year ended December 31, 2013, was $63,345.

In the ordinary course of its business, the Company is party to a legal proceeding as defendant. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition or results of operations.

Note 7. Furniture, Equipment, Software, and Leasehold Improvements

As of December 31, 2013, furniture, equipment, software, and leasehold improvements consisted of the following:

Leasehold improvements	$	21,313
Furniture and fixtures	$	5,414
Equipment	$	41,940
Computers and software	$	58,416
	$	127,083
Less accumulated depreciation and amortization	$	(121,158)
Net furniture, equipment, software, and leasehold improvements	$	5,925

Note 8. Liabilities Subordinated to Claims of General Creditors

The Company has entered into a subordinated loan agreement in the amount of $150,000, maturing on June 30, 2013, and bearing interest at an annual rate of 7 percent. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. For the year ended December 31, 2013, interest expense related to this borrowing amounted to $5,454. In June 2013, the subordinated loan was repaid in full.

Note 9. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company did not have cash at December 31, 2013 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds and receipt and delivery of

Note 9. Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

Note 10. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 11. Members' Capital

Members' capital consists of three classes of members, Class A, B and C. As of December 31, 2013, Class A members' capital totaled $751,716 and Class B members' capital totaled $290,653. There are no Class C members as of December 31, 2013.

The Class A and B members have the same rights and obligations with respect to distributions, and allocable share of Net Profits or Net Losses, as defined. Such rights and obligations shall be pro rata based upon the membership interest and membership percentage of each Class A or B member. Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the operating agreement.

Class C members are entitled to an allocation of a Preferred Return, as defined. No Class C interest shall be allocated Company profits in excess of the Class C accrued preference, as defined in the operating agreement. Additionally, Class C members have no voting rights.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $840,059, which was $607,582 in excess of its required net capital of $232,477. At December 31, 2013, the Company's net capital ratio was 4.15 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. At December 31, 2013, the Company's net capital of $840,060 exceeded the required net capital under Regulation 1.17 by $607,582. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.